

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 12, 2024

Wayne Paterson
Chief Executive Officer
Anteris Technologies Global Corp.
860 Blue Gentian Road
Suite 340
Eagan, MN 55121

> **Re: Anteris Technologies Global Corp.**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.3, 10.4, and 10.5**
> **Filed November 22, 2024**
> **File No. 333-283414**

Dear Wayne Paterson:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance